Exhibit 3.29

RESTATED AND AMENDED ARTICLES OF INCORPORATION OF
McNEILUS TRUCK AND MANUFACTURING, INC.,
A MINNESOTA CORPORATION

These Restated and Amended Articles of Incorporation supersede and take the place of the original Articles of Incorporation, as previously amended, of this corporation.

ARTICLE I.

The name of this corporation is McNeilus Truck and Manufacturing, Inc.

ARTICLE II.

The purpose for which the corporation is formed is for general business purposes.

ARTICLE III.

Its duration shall be perpetual.

ARTICLE IV.

The location and post office address of its registered office in this State is 524 Highway Street NE, Dodge Center, Minnesota 55927.

ARTICLE V.

The amount of stated capital with which the corporation shall begin business shall not be less than One Thousand Dollars ($1,000.00).

ARTICLE VI.

(A)                         The total number of shares is 200,000, having no par value, such shares to be of one class only known as common stock, each share being entitled to one vote.

(B)                           No shareholder shall have any preemptive rights to subscribe for, purchase, or acquire any shares of this corporation, whether issued or unissued, or whether now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for such shares, and to the extent permitted by law all such shares, obligations, or other securities convertible into or exchangeable for such shares may be issued and disposed of by the Board of Directors on such terms and for such consideration as the Board of Directors, in its sole discretion, may determine.

(C)                           No shareholder shall have the right to cumulate his or her votes in any election of directors of this corporation.

ARTICLE VII.

The management of this corporation shall be vested in a Board of Directors composed of not less than one nor more than seven members, but the number may be increased through by-laws to be adopted by the shareholders, which by-laws max fix the number, qualifications, classification and terms of office of directors.  The names, post office addresses, and terms of office of the members of the Board of Directors are:

Garwin McNeilus, Rural Route #1, Dodge Center, Minnesota 55927.

Denzil D. McNeilus, Rural Route #1, Dodge Center, Minnesota 55927.

Marilee A. McNeilus, Rural Route #1, Dodge Center, Minnesota 55927.

Dennis G. McNeilus, Rural Route #1, Dodge Center, Minnesota 55927.

They shall hold office until their successors have been elected and qualify.

ARTICLE VIII.

No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages or breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that, to the extent provided by applicable law, this paragraph shall not eliminate or limit the liability of a director,

(i)            for any breach of the director’s duty of loyalty to the corporation or its shareholders,

(ii)           for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii)          under Minnesota Statutes Sections 302A.559 or 80A.23, or

(iv)          for any transactions from which the director derived an improper personal benefit.

No amendment to or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any such acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE IX.

The authority to make or alter by-laws, subject to the power of shareholders to change or repeal the same, is vested in the Board of Directors.

ARTICLE X.

The name and post office address of the incorporator is:

Garwin McNeilus, Rural Route #1, Dodge Center, Minnesota  55927